UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            Data Critical Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock ($.001 par value per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   237622 10 5
                     --------------------------------------
                                 (CUSIP Number)

                                Robert E. Healing
                                Corporate Counsel
                            General Electric Company
                              3135 Easton Turnpike
                        Fairfield, Connecticut 06431-0001
                            Telephone: (202) 373-2243

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                Dennis V. Osimitz
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

                                  July 19, 2001
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                      13D
                                                              Page 2 of 14 Pages
--------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS:  General Electric Company
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              (ENTITIES ONLY):  14-0689340
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP             (a) |_|
                                                                         (b) |X|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                                           |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
------------- ------------------------------------------------------------------
----------------------------------- --------------------------------------------
          NUMBER OF          7      SOLE VOTING POWER
            SHARES                  Approximately 9,094,884 shares (See Item 4)*
         BENEFICIALLY
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH
----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------
                             8      SHARED VOTING POWER
                                    -0-
----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                    Approximately 9,094,884 shares (See Item 4)*
----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    -0-
----------------------------------- --------------------------------------------
------------- ------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Approximately 9,094,884 shares (See Item 4)*
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       44.3% of the Shares issued and outstanding assuming
              exercise of the option to purchase Shares granted under the Stock Option Agreement described in Item 4 of this Statement.
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------
*Reporting Person disclaims legal and beneficial ownership of all shares.

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                                                              Page 3 of 14 Pages
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.001 par value (the "Shares"), of Data Critical Corporation ("Data Critical"). Data Critical's principal executive offices are located at 19820 North Creek Parkway, Suite 100, Bothell, Washington 98011.


ITEM 2.  IDENTITY AND BACKGROUND.

          This statement is filed by General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities. GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds. GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

         GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

         GE has not and, to the best of GE's knowledge, none of its respective executive officers or directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of GE is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Stockholder Agreements described in Item 4 of this Statement were entered into by GE and the Stockholders (as defined below) listed in Item 4 as an inducement to GE and Ether Merger Corp., a Delaware corporation and an indirect, wholly owned subsidiary of GE ("Ether"), to enter into the Agreement and Plan of Merger among GE, Ether and Data Critical, dated as of July 19, 2001 (the "Merger Agreement"). The Stock Option Agreement described in Item 4 of this statement was entered into by GE and Data Critical as an inducement to GE and Ether to enter into the Merger Agreement. Except as set forth in the preceding sentence, neither GE nor Ether has paid consideration in connection with entering into the Stockholder Agreements or the Stock Option Agreement.


ITEM 4.  PURPOSE OF TRANSACTION.

         On July 19, 2001, GE, Ether and Data Critical entered into the Merger Agreement, providing for the merger of Ether with and into Data Critical (the "Merger") for the consideration specified therein, with Data Critical surviving the Merger and becoming an indirect, wholly owned subsidiary of GE (the "Surviving Corporation"). Pursuant to the Merger Agreement, in the Merger each outstanding Share (other than Shares that are held in the treasury of Data Critical, Shares owned by GE or by any wholly owned subsidiary of GE and Shares held by stockholders who properly perfect appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the consideration specified in the Merger Agreement.

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                                                              Page 4 of 14 Pages
--------------------------------------------------------------------------------


         Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of Data Critical shall be amended as set forth in Exhibit C to the Merger Agreement and the Bylaws of Ether shall be the Bylaws of the Surviving Corporation; the directors of Ether shall become the directors of the Surviving Corporation and the officers of Data Critical shall remain the officers of the Surviving Corporation. It is anticipated that, following the consummation of the Merger, the Shares will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

         Concurrently with the execution of the Merger Agreement, in order to induce GE and Ether to enter into the Merger Agreement, Kimberlin Family Partners, Oshkim Limited Partners, David E. Albert, Aether Systems, Inc., Apex Investment Fund II, L.P. and Warburg, Pincus Ventures, L.P. (collectively, the "Stockholders") who own an aggregate of 5,688,354 (approximately 33.2%) of the outstanding Shares, entered into stockholder agreements (the "Stockholder Agreements"), each dated as of July 19, 2001, with GE.

         Pursuant to the Stockholder Agreements, each Stockholder has agreed that (a) the Stockholder will vote the Shares held by such Stockholder in favor of the Merger and the Merger Agreement; (b) the Stockholder will vote his or her Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Data Critical or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of Data Critical's Certificate of Incorporation or Bylaws or other proposal or transaction involving Data Critical, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) the Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, his or her Shares to any person or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with his or her Shares; (d) the Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) the Stockholder will use the Stockholder's best efforts to support, consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement.

         The Stockholder Agreements terminate upon the earlier of (i) the effective time of the Merger and (ii) six months after the termination of the Merger Agreement (except in certain circumstances, upon termination of the Merger Agreement as set forth in the Stockholder Agreements).

         In addition to the Stockholder Agreements, GE and Data Critical entered into a Stock Option Agreement, dated as of July 19, 2001 (the "Stock Option Agreement"), pursuant to which Data Critical has granted GE an option to purchase (the "Option") from time to time 3,406,530 Shares, which as of July 19, 2001, represented approximately 19.9% of the aggregate Shares then outstanding, at a price of $3.75 per Share. If Data Critical issues additional Shares, the number of Shares exercisable under the Option will be increased so that the Shares to be issued under the Option represent 19.9% of the Shares than issued and outstanding.

         The description of the Stockholder Agreements and the Stock Option Agreement contained herein is qualified in its entirety by reference to the copies of the form of Stockholder Agreements included as Exhibit 2 and the Stock Option Agreement included as Exhibit 4 hereto, which are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (c) By reason of the Stockholder Agreements and the Stock Option Agreement described in Item 4, GE may be deemed to be the beneficial owner of, in the aggregate, 9,094,884 Shares. Such Shares represent approximately 44.3% of the outstanding Shares, based upon the number of Shares outstanding as of July 19, 2001. By virtue of the limited nature of the Stockholder Agreements and Stock Option Agreement, GE expressly disclaims beneficial ownership of such Shares. Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above, beneficially owns or has acquired or disposed of any Shares during the past 60 days.

         (d)  Not applicable.

--------------------------------------------------------------------------------

                                                              Page 5 of 14 Pages
--------------------------------------------------------------------------------

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4, GE anticipates that it will acquire the entire equity interest in Data Critical pursuant to the Merger Agreement.

         Other than the Merger Agreement, the Stock Option Agreement and the Stockholder Agreements described in Item 4 to this Statement, to the best knowledge of GE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          1. Agreement and Plan of Merger, dated as of July 19, 2001, among GE, Ether and Data Critical (incorporated by reference to Exhibit
               2.1 to the Current Report on Form 8-K of Data Critical filed on July 23, 2001).

          2. Form of Stockholder Agreement, dated as of July 19, 2001, between GE and certain stockholders of Data Critical (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of Data Critical filed on July 23, 2001).

          3. Schedule listing each stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement, dated as of July 19, 2001, entered into by such stockholder and GE.

          4. Stock Option Agreement, dated as of July 19, 2001, between GE and Data Critical (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Data Critical filed on July 23,
               2001).

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                                                              Page 6 of 14 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 27, 2001.



                              GENERAL ELECTRIC COMPANY



                              By:  /s/ Eliza Fraser
                                   -----------------------------------------
                                   Name:    Eliza Fraser
                                   Title:   Associate Corporate Counsel

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                                                              Page 7 of 14 Pages
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX



  Exhibit No.                           Description
  -----------                           -----------

    1 Agreement and Plan of Merger, dated as of July 19, 2001, among GE, Ether and Data Critical (incorporated by reference to Exhibit
               2.1 to the Current Report on Form 8-K of Data Critical filed on July 23, 2001).

    2 Form of Stockholder Agreement, dated as of July 19, 2001, between GE and certain stockholders of Data Critical (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of Data Critical filed on July 23, 2001).

    3 Schedule listing each stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement, dated as of July 19, 2001, entered into by such stockholder and GE.

    4 Stock Option Agreement, dated as of July 19, 2001, between GE and Data Critical (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Data Critical filed on July 23,
               2001).

--------------------------------------------------------------------------------

                                                              Page 8 of 14 Pages
--------------------------------------------------------------------------------

                                                                       EXHIBIT 3


                            SCHEDULE OF STOCKHOLDERS



                   Stockholder                                            Shares
                   -----------                                            ------
                   Kimberlin Family Partners                             582,906
                   Oshkim Limited Partners                               257,937
                   David E. Albert                                       525,937
                   Aether Systems Inc.                                 1,230,770
                   Apex Investment Fund II, L.P.                         663,392
                   Warburg, Pincus Ventures, L.P.                      2,427,412

--------------------------------------------------------------------------------

                                                              Page 9 of 14 Pages
--------------------------------------------------------------------------------

                                  SCHEDULE A

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS




                   PRESENT                                PRESENT
NAME               BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----               ----------------                       --------------------

J.I.Cash, Jr.      Harvard Business School                Professor of Business
                   Morgan Hall                            Administration-Graduate
                   Soldiers Field Road                    School of Business
                   Boston, MA 02163                       Administration, Harvard
                                                          University



S.S. Cathcart      222 Wisconsin Avenue                   Retired Chairman,
                   Suite 103                              Illinois Tool Works
                   Lake Forest, IL 60045



D.D. Dammerman     General Electric Company               Vice Chairman of the Board and
                   3135 Easton Turnpike                   Executive Officer, General
                   Fairfield, CT 06431                    Electric Company; Chairman,
                                                          General Electric Capital
                                                          Services, Inc.



P. Fresco          Fiat SpA                               Chairman of the Board,
                   via Nizza 250                          Fiat SpA
                   10126 Torino, Italy


A. M. Fudge        4 Lowlyn Road
                   Westport, CT  06880



C.X. Gonzalez      Kimberly-Clark de Mexico,              Chairman of the Board
                   S.A. de C.V.                           and Chief Executive Officer,
                   Jose Luis Lagrange 103,                Kimberly-Clark de Mexico,
                   Tercero Piso                           S.A. de C.V.
                   Colonia Los Morales
                   Mexico, D.F. 11510, Mexico



J.R. Immelt        General Electric Company               President
                   3135 Easton Turnpike                   General Electric Company
                   Fairfield, CT 06431



A. Jung            Avon Products, Inc.                    President and Chief
                   1345 Avenue of the Americas            Executive Officer,
                   New York, NY  10105                    Avon Products, Inc.



K.G. Langone       Invemed Associates, Inc.               Chairman, President and Chief
                   375 Park Avenue                        Executive Officer,
                   New York, NY  10152                    Invemed Associates, Inc.


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                                                             Page 10 of 14 Pages
--------------------------------------------------------------------------------


                 GENERAL ELECTRIC COMPANY DIRECTORS (Continued)



                   PRESENT                                PRESENT
NAME               BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----               ----------------                       --------------------


R.B. Lazarus       Ogilvy & Mather Worldwide              Chairman and Chief
                   309 West 49th Street Executive Officer
                   New York, NY 10019-7316



S.G. McNealy       Sun Microsystems, Inc.                 Chairman, President and Chief
                   901 San Antonio Road                   Executive Officer,
                   Palo Alto, CA 94303-4900               Sun Microsystems, Inc.



G.G. Michelson     Federated Department Stores            Former Member of the
                   151 West 34th Street                   Board of Directors,
                   New York, NY 10001                     Federated Department Stores



S. Nunn            King & Spalding                        Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303



R.S. Penske        Penske Corporation                     Chairman of the Board
                   13400 Outer Drive, West                and President, Penske
                   Detroit, MI 48239-4001                 Corporation



F.H.T. Rhodes      Cornell University                     President Emeritus,
                   3104 Snee Building                     Cornell University
                   Ithaca, NY 14853



G. L. Rogers       General Electric Company               Vice Chairman of the Board and
                   3135 Easton Turnpike                   Executive Officer, General
                   Fairfield, CT 06431                    Electric Company



A.C. Sigler        Champion International                 Retired Chairman of the
                   Corporation                            Board and CEO
                   1 Champion Plaza                       and former Director,
                   Stamford, CT 06921                     Champion International
                                                          Corporation



D.A. Warner III    J. P. Morgan Chase & Co.,              Chairman of the Board
                   The Chase Manhattan Bank and
                   Morgan Guaranty Trust Co. of New York
                   270 Park Avenue
                   New York, NY 10017-2070



J.F. Welch, Jr.    General Electric Company               Chairman of the Board
                   3135 Easton Turnpike                   and Chief Executive
                   Fairfield, CT 06431                    Officer, General Electric
                                                          Company

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                                                             Page 11 of 14 Pages
--------------------------------------------------------------------------------

                 GENERAL ELECTRIC COMPANY DIRECTORS (Continued)



                   PRESENT                                PRESENT
NAME               BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----               ----------------                       --------------------

R. C. Wright       National Broadcasting Company, Inc.    Vice Chairman of the Board and
                   30 Rockefeller Plaza                   Executive Officer, General
                   New York, NY  10112                    Electric Company; Chairman
                                                          and Chief Executive Officer,
                                                          National Broadcasting Company, Inc.



                                   Citizenship
                                   -----------





                   P. Fresco                         Italy
                   C. X. Gonzalez                    Mexico
                   Andrea Jung                       Canada
                   All Others                        U.S.A.

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                                                             Page 12 of 14 Pages
--------------------------------------------------------------------------------

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS





                   PRESENT                                PRESENT
NAME               BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----               ----------------                       --------------------


J.F. Welch, Jr.    General Electric Company               Chairman of the Board and
                   3135 Easton Turnpike                   Chief Executive Officer
                   Fairfield, CT 06431



J.R. Immelt        General Electric Company               President
                   3135 Easton Turnpike                   General Electric Company
                   Fairfield, CT 06431



P.D. Ameen         General Electric Company               Vice President and Comptroller
                   3135 Easton Turnpike
                   Fairfield, CT 06431



J.R. Bunt          General Electric Company               Vice President and Treasurer
                   3135 Easton Turnpike
                   Fairfield, CT 06431



D.C. Calhoun       General Electric Company                Senior Vice President -
                   1 Neumann Way                           GE Aircraft Engines
                   Cincinnati, OH  05215



J.P. Campbell      General Electric Company               Vice President -
                   Appliance Park                         GE Appliances
                   Louisville, KY 40225



W.J. Conaty        General Electric Company               Senior Vice President -
                   3135 Easton Turnpike Human Resources
                   Fairfield, CT 06431



D.D. Dammerman     General Electric Company               Vice Chairman of the Board and
                   3135 Easton Turnpike                   Executive Officer, General
                   Fairfield, CT 06431                    Electric Company; Chairman,
                                                          General Electric Capital
                                                          Services, Inc.



S. C. Donnelly     General Electric Company               Senior Vice President -
                   One Research Circle Corporate          Research
                   Niskayuna 12309                        and Development



M. J. Espe         General Electric Company               Senior Vice President -
                   Nela Park                              GE Lighting
                   Cleveland, OH 44112



Y. Fujimori        General Electric Company               Senior Vice President -
                   1 Plastics Avenue                      GE Plastics
                   Pittsfield, MA 01201


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                                                             Page 13 of 14 Pages
--------------------------------------------------------------------------------

             GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)





                   PRESENT                                PRESENT
NAME               BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----               ----------------                       --------------------


B.W. Heineman, Jr. General Electric Company               Senior Vice President -
                   3135 Easton Turnpike                   General Counsel and Secretary
                   Fairfield, CT 06431



J.M. Hogan         General Electric Company               Senior Vice President -
                   P.O. Box 414                           GE Medical Systems
                   Milwaukee, WI 53201



J. Krenicki, Jr.   General Electric Company               Vice President -
                   2901 East Lake Road                    GE Transportation Systems
                   Erie, PA  16531



R.W. Nelson        General Electric Company               Vice President -
                   3135 Easton Turnpike                   Corporate Financial Planning
                   Fairfield, CT 06431                    and Analysis



G.M. Reiner        General Electric Company               Senior Vice President -
                   3135 Easton Turnpike                   Chief Information Officer
                   Fairfield, CT 06431



J. G. Rice         General Electric Company               Senior Vice President -
                   1 River Road                           GE Power Systems
                   Schenectady, NY 12345



G.L. Rogers        General Electric Company               Vice Chairman of the Board
                   3135 Easton Turnpike                   and Executive Officer
                   Fairfield, CT 06431



K.S. Sherin        General Electric Company               Senior Vice President - Finance
                   3135 Easton Turnpike                   and Chief Financial Officer
                   Fairfield, CT 06431



L.G. Trotter       General Electric Company               Senior Vice President -
                   41 Woodford Avenue                     GE Industrial Systems
                   Plainville, CT 06062

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                                                             Page 14 of 14 Pages
--------------------------------------------------------------------------------

             GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)





                   PRESENT                                PRESENT
NAME               BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----               ----------------                       --------------------
W. A. Woodburn     General Electric Company               Senior Vice President -
                   41 Woodford Avenue                     GE Specialty Chemicals
                   Plainville, CT 06062

R. C. Wright       National Broadcasting Company, Inc.    Vice Chairman of the Board and
                   30 Rockefeller Plaza                   Executive Officer, General
                   New York, NY  10112                    Electric Company; Chairman
                                                          and Chief Executive Officer,
                                                          National Broadcasting Company, Inc.




                      Citizenship of All Executive Officers
                      -------------------------------------


                                     U.S.A.